

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2011

Rami Hadar, CEO
Allot Communications Ltd.
c/o Allot Communications, Inc.
300 Trade Center, Suite 4680
Woburn, MA 01801

> **Re: Allot Communications Ltd.**
> **Registration Statement on Form F-3**
> **Filed December 9, 2010**
> **File No. 333-171053**

Dear Mr. Hadar:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Incorporation of Certain Documents by Reference, page 11

1.   The description of your ordinary shares is incorporated by reference to your Form F-1 filed on October 31, 2006. However, the description of your ordinary shares must be incorporated from an Exchange Act registration statement, such as the Form 8-A filed on November 3, 2006. Please revise. Refer to Item 6(a) of Form F-3. Also, please amend this section to indicate that your Form 6-K filed on December 9, 2010 includes unaudited financial statements for the nine months ended September 30, 2010. Refer to Item 5(b)(2) of Form F-3.

Item 10. Undertakings, page II-2

2.   As you are relying on Section 305(b)(2) of the Trust Indenture Act to designate a trustee on a delayed basis, please include the undertaking at Item 512(j) of Regulation S-K.

Exhibit 5.1

3.   The legality opinion you have filed is limited to the laws of the State of Israel. However, Section 10.10 of the form of indenture provides that the indenture is to be governed by the laws of the state of New York. As counsel's opinion must properly address the enforceability of debt securities issued pursuant to the indenture, please file a revised opinion that covers New York law. Refer to Item 601(b)(5) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       If you have any questions regarding these comments, please contact me at (202) 551-3456. If you require further assistance, you may contact Barbara C. Jacobs, assistant Director, at (202) 551-3735.

                                   Sincerely,

                                   Matthew Crispino
                                   Staff Attorney

cc: Via Facsimile: (212) 354 8113
         Colin Diamond, Esq.
         White & Case LLP